Exhibit 77D

Change in Investment Policies

The Fund currently has a non-fundamental investment objective of investing primarily in convertible securities with the objectives of providing income and the potential for capital appreciation (which objectives the Fund considers to be relatively equal due to the nature of the securities in which it invests).

The Board has approved the following new investment policy for the Fund: The Fund will invest, under normal circumstances, at least 65% of the value of its assets (consisting of net assets plus the amount of any borrowing for investment purposes) in convertible securities.

The Board has eliminated the following non-fundamental policy: The Fund will invest, under normal circumstances, at least 80% of the value of its assets (consisting of net assets plus the amount of any borrowings for investment purposes) in convertible securities.

These changes became effective as of September 29, 2006. Fund shareholders were provided 60 days notice of these changes in July 2006.